UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

     Bio-Reference Laboratories, Inc.
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1(b) IRS IDENT. NO.                    | (c) SEC FILE NO.
                                       |
     22-2405059                        |     000-15266
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1(d) ADDRESS OF ISSUER              STREET

     481 Edward H. Ross Drive
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1(d)      CITY                       STATE                  ZIP CODE

      Elmwood Park,                 New Jersey                07407
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1(e) TELEPHONE
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     AREA CODE           | NUMBER
                         |
        201              | 791-2600
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     Howard Dubinett
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

     N/A                                   Affiliate
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2(d) ADDRESS                        STREET

     c/o 481 Edward H. Ross Drive
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2(d)      CITY                       STATE                  ZIP CODE

      Elmwood Park,                 New Jersey                07407
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

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                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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Common         UBS Securities LLC                  89,047      $2,926,975*    13,698,634          **                NASDAQ
Stock          677 Washington Boulevard                                                                             Global
               Stamford, CT 06901                                                                                   Mkt

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*    Current Market Value (Approx)
**   See Remarks Section

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                   Name of Person
                         Nature of                 from Whom Acquired             Amount of
Title of     Date You    Acquisition               (If gift, also give date       Securities        Date of
the Class    Acquired    Transaction               donor acquired)                Acquired          Payment      Nature of Payment
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Common       4/30/97     Acquired for Services      Issuer                        240,000           4/30/97      Services


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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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None




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REMARKS: (See Rider)


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.


      October 17, 2007                         /s/ HOWARD DUBINETT
-----------------------------------     ----------------------------------------
      (DATE OF NOTICE)                               (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).

                                     RIDER
                                     -----

In lieu of an outright sale, on October 15, 2007, Howard Dubinett entered into a pre-paid variable price forward sales contract ("Forward Contract") with UBS Securities LLC ("UBS"). Pursuant to the Forward Contract, Mr. Dubinett pledged 89,047 shares of his BRLI Common Stock to secure his obligation to deliver a maximum 89,047 shares of BRLI Common Stock to UBS on October 19, 2009 (the "Settlement Date"). As prepayment for the pledge of these shares, UBS agreed to pay Mr. Dubinett $2,572,474 or approximately $28.89 per share representing 87.9% of the proceeds from the sale of 89,047 shares on October 16, 2007. The number of shares that Mr. Dubinett is required to deliver on the Settlement Date varies based upon the price of the Common Stock on the Settlement Date. Mr. Dubinett will benefit from any excess in the price of the Common Stock on the Settlement Date between $32.87 per share up to a maximum $39.44 per share by being able to deliver fewer shares. Until the Settlement Date, Mr. Dubinett retains the voting rights to the 89,047 pledged shares and is deemed the beneficial owner of such shares.